staJennisonDryden Opportunity Funds

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

May 29, 2008

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-1A of

JennisonDryden Opportunity Funds (formerly, Strategic Partners Opportunity Funds)

Post-Effective Amendment No. 17 under the Securities Act of 1933 (No. 333-95849) and

Amendment No. 18 under the Investment Company Act of 1940 (No. 811-09805)

Dear Mr. Greene:

On behalf of Jennison Select Growth Fund (the Fund), a series of JennisonDryden Opportunity Funds (formerly Strategic Partners Opportunity Funds) (the Registrant), pursuant to the Securities Act of 1933 (the 1933 Act) and the Investment Company Act of 1940 (the 1940 Act), transmitted herewith for filing with the Securities and Exchange Commission (the Commission) is Post-Effective Amendment No. 17 to the Registration Statement under the 1933 Act and Amendment No. 18 to the Registration Statement under the 1940 Act (the Amendment).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act.  The Amendment will become automatically effective as of May 29, 2008.

This filing is intended to respond to telephonic comments received by Claudia DiGiacomo on behalf of the Registrant from you with respect to the Rule 485(a) filing made as of March 17, 2008 (the Initial Filing) and to make certain updating changes. The Initial Filing contained a prospectus and statement of additional information (the SAI) relating to the creation of the Fund, as a separate series of the Registrant.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please make the appropriate Tandy representations.

Response: The Tandy representations are included at the end of this letter.

2.	Comment: Please transmit this letter to the staff as separate correspondence via EDGAR and not as part of the filing of the Registration Statement.

Response: This letter will be transmitted to the Commission staff separate from the Registration Statement filing.

Prospectus

1.	Comment: If the Fund intends on investing in any auction rate securities, please add additional risk disclosure.

Response: The Fund currently does not intend that it will invest in auction rate ecurities. Accordingly, the disclosure has not been revised.

2.	Comment: If the Fund intends on investing in structured notes or otherwise in the subprime market, please add additional risk disclosure.

Response: The disclosure has been revised to add additional risk disclosure for the Fund’s investments in structured notes. The Fund does not intend to directly invest in the subprime market, so additional revisions to the disclosure are not necessary.

3.	Comment: If the Fund intends on investing in emerging markets, please add additional risk disclosure.

Response: The disclosure has been revised to add additional risk disclosure for the Fund’s investments in emerging markets.

4.	Comment: In the Fee Table, please include the line item relating to the new fund of funds disclosure if necessary.

Response: Pursuant to the fund of fund rule, the line item is not necessary for the Fund.

5.	Comment: Please consider deleting the duplicative statement relating to the Fund’s temporary investments in up to 100% of money market instruments.

Response: The Fund prefers not to delete the duplicative disclosure. The disclosure first appears under the section discussing the Fund’s investments in money market investments. This is meant to signal shareholders of the Fund’s ability to make such investments. The actual section “Temporary Defensice Investments” more fully explains such investments.

6.

Comment: Either in the prospectus or Statement of Additional Information, please add disclosure relating to the Fund’s segregation of assets when the Fund enters into reverse repurchase agreements, dollar rolls, when-issued and delayed delivery securities.

Response: The Fund submits that the Statement of Additional Information contains such requested disclosure. Thus, the Fund respectfully submits that further revisions to the discosure are not necessary.

7.	Comment: Please revise your short sales disclosure to include the notion that naked-short sales are subject to unlimited risk.

Response: The disclosure has been revised as requested.

8.	Comment: In the third paragraph under the section entitled “Frequent Purcahses and Redemptions of Fund Shares,” please revise the third sentence to replace trading with “purchase.”

Response: That sentence is meant to cover purchases and exchanges. Thus, the Fund respectfully submits that the disclosure has not been revised.

Prospectus Disclosure under the Section Captioned “Prior Performance of Similarly Managed Account”

1.	Comment: Please revise the section heading to clarify that the prior performance if for multiple similarly managed accounts.
Response:	The disclosure has been revised as requested.
2.	Comment: Please revise the last sentence of the second paragraph to clarify that the chart reflects the performance of all substantially similar accounts.
Response:	The disclosure has been revised as requested.
3.

Comment: Please explain the basis for including the Historical Account’s prior performance for the period Since Inception to August 24, 2000 while the Historical Accounts were managed by an affiliate to the current Investment Subadviser.

Response: In Bramwell Growth Fund (pub. avail. Aug. 7, 1996) (“Bramwell Letter”) the staff took the position that neither the Section 34(b) of the Investment Company Act nor Section 206 of the Investment Adviser’s Act would prohibit a fund from including in its prospectus standardized performance information of another registered investment company (the historical portfolio) previsouly managed by the fund’s portfolio manager. In GE Funds (pub. Avail. February 7, 1997) (“GE Letter”), did not object to the inclusion in a fund prospectus the prior performance of other registered investment companies and institutional private accounts managed by the subadviser and an affiliate. In the Bramwell letter, the staff concluded that it would not be misleading for the fund to include in its prospectus the performance information for the historical portfolio during the portfolio managers tenure at the historical portfolio, provided that (i) during the portfolio manager’s tenure, no other person played a significant part in achieveing the historical portfolio’s performance and (2) the performance is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus. Determining whether a fund has satisfied the latter is an inherently factual issue to be addressed by the staff and is not resolved in the no-action letters requesting relief. In the Bramwell letter, the performance data of the historical portfolio was presented separately from the fund’s performance and with other disclosure about the portfolio manager’s background.

The Fund’s Manager and Investment Subadviser submit that the Bramwell letter and the GE letter provide the Fund with a basis for the inclusion of the Historical Account’s prior performance for the period Since Inception to August 24, 2000 while the Historical Accounts were managed by an affiliate to the current Investment Subadviser. During the period from Since Inception to August 24, 2000, the Historical Accounts were managed by a an affiliate to the current Investment Subadviser. In August 2000, Prudential Financial, Inc., the parent company of the Investment Subadviser, reorganized and transferred certain active public equity asset management capabilities and personnel to the Investment Subadviser. All key personnel for the Histroical Accounts were transferred to the Investment Subadviser, including the Fund's portfolio managers, John P. Mullman and Jason M. Swiatek.   John P. Mullman was the sole portfolio manager responsible for the day to day management of the Historical Accounts since inception to September, 2005, when Jason M. Swiatek joined Mr. Mullman as a portfolio manager for the Historical Accounts.  Prior to such time, Mr. Swiatek was an analyst to the Historical Accounts. From Since Inception to August 2000, no other person besides John Mullman played a significant role in achieving the Historical Account’s performance during such period. Additionally, all of the key employees that provided John Mullman with support for the Historical Accounts at the Predecessor continued to provide such support once those accounts moved to the Investment Subadviser. Such employees will also provide the Fund’s portfolio managers with support as described in the Fund’s prospectus under the section entitled “Portfolio Managers.” Prior to the transfer, the Investment Subadviser did not manage assets with a style similar to that of the Historical Accounts.

The Fund also submits that the performance data for the period in question is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus. The performance data for the Historical Accounts, including the Since Inception to August 24, 2000, is presented separately from the section discussing the Fund’s performance. The disclosure explains that during the periods from Since Inception to August 24, 2000 and from August 24, 2000 to Year to Date, the Fund’s portfolio managers were the portfolio managers primarily responsible for the Historical Account’s day-to-day management and no other persons played a significant part in achieving the Historical Account’s performance during such periods.

In the GE Letter, all performance data for the institutional accounts was calculated in accordance with the standards of the Association for Investment Management and Research (“AIMR”). In 2006 AIMR Performance Presentation Standards dissolved and merged with Global Invetment Perforamnce Standards (“GIPS”). The presentation of combining the performance data for the Historical Accounts from Since Inception to August 24, 2000 along with the performance data for the period from August 24, 2000 to Year to Date is in compliance with the detailed standards for preparing and presenting adviser performance information formulated by the GIPS.

Based on all the factors discussed above, the Fund respectfully submits that the referenced disclosure is appropriate and not misleading to shareholders. The disclosure has been revised to provide additional details about the portfolio managers. The Historical Account’s performance evaluation has been revised to include a footnote stating the Historical Accounts performance for the period from Since Inception to August 24, 2000 along with the index’s performance during that period.

4.	Comment: Please supplementally explain what is meant by the term “market-weighted basis” in determining the Composite’s performance.

Response: The term “market-weighted basis” is the GIPS standard for calculating composite investment performance. GIPS defines the term “market-weighted basis” as each account's monthly return (gross or net) is multiplied by the weight of each account in the composite (based on the account's beginning-of-month market value). All gross of fee returns are reduced by the commission and other hard costs associated with the execution of transactions on behalf of such accounts. The sum of all these products is the market weighted return.

5.

Comment: Please (a) revise the last sentence of the sixth paragraph to clarify that the Historical Accounts’ performance may be reduced if the Fund’s fees were applied to the gross or net performance data, and (b) clarify that the net performance is presented net “of all” the Investment Subadvisers actual advisory fees and transaction costs.

Response: (a) The disclosure has been revised as requested. (b) The disclosure has been revised as requested. Additionally, disclosure has been added after the total return table for the Historical Accounts composite data to explain that the net of fee performance does not include custodial and distribution fees and that if such disclosure was included, the returns would be lower.

6.

Comment: In the seventh paragraph the gross of performance since August 24, 2000 is presented before custodial and Investment Subadviser’s actual advisory fees but after transaction costs. Normally, the staff requires all fees to be treated the same way for the gross numbers. Please provide rationale for the inclusion of this performance data as it is currently presented. Please includew a footnote to the performance data explaining such distinction.

Response: The gross numbers were computed pursuant to the detailed standards for preparing and presenting adviser performance information formulated by GIPS. The inclusion of transaction costs is disclosed to shareholders. Mutual funds also must include transaction costs in performance. Other filings that include prior performance for institutional accounts may not disclose that the transaction costs are included in the gross performance data since it is not a distinction from how a mutual fund would calculate its performance data.

One the the requirements in the Bramwell and GE letters (referenced above) is that the historical performance data is not presented in a misleading manner. The Fund believes that the current presentation is not misleading. In fact, the Fund believes that excluding the transaction costs, along with the custodial and investment subadvisory fees, could be misleading. If transaction costs were excluded, the performance would be artificially higher. Because mutual funds and the Historical Accounts are in the business of buying and selling securities. Since securities were bought and sold during the performance period, the Historical Accounts had to incur transaction costs to effect those trades. In other words, they are inherent to the portfolio management process. Whereas, subadvisory and custodial fees are variable and are the results of business decisions, which is why they should be included in the net of fee calculation.

Also if the Fund included all the fees mentions above into its gross number, then the gross number would be substantially similar to the net of performance disclosure. The Investment Adviser was not cherry picking which fees to include and exclude since the inclusion of transaction costs was mandated by the GIPS accounting standards. Thus, the Fund respectfully submits that the gross of performance since August 24, 2000 as it is currently calculated should be included in the prospectus. The Fund also submits that the disclosure was revised as requested to include a footnote to the perforamance data

7.

Comment: In the eighth paragraph, please explain the relevancy of the second sentence which states that “[w]hen comparing the performance of a manager to its benchmark(s), please note that the manager’s holdings and portfolio characteristics may differ from those of the benchmark(s).”

Response: The disclosure has been revised as requested.

8.

Comment: Please add the following footnotes to the Performance Evaluation chart (i) clarify the Since Inception date, (ii) explain the relevancy of the Russell 2000 Index, (iii) explain the gross fee calculation and delete the gross total returns from the table (although they may be included in footnotes to the table) (iv) delete the year to quarter end total returns form the table and include them in the footnotes .

Response:	The disclosure has been revised as requested.

Statement of Additional Information

1.

Comment: In the section entitled “Investment Restrictions,” please include disclosure to the effect that the Fund will take steps designed to reduce its exposure to illiquid securities to less than 15% of its net assets in the event the Fund holds more than 15% of its net assets in illiquid securities.

Response: The Fund respectfully disagrees with the Commission staff’s comment. The Fund does acknowledge that a Fund may not: (i) ignore developments subsequent to the purchase of illiquid securities and (ii) purchase additional illiquid securities when more than 15% of the Portfolio’s net assets are already invested in illiquid securities. Based upon our review of applicable Commission precedent, the Fund

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 See Investment Company Act Release No. 5847 (Accounting Series Release 113) (October 21, 1969) (“Significant holdings of restricted securities not only magnify the valuation difficulties but may also present serious liquidity questions. Because open-end companies hold themselves out at all times as being prepared to meet redemptions within seven days, it is essential that such companies maintain a portfolio of investments that enable them to fulfill that obligation. This requires a high degree of liquidity in the assets of open-end companies because the extent of redemption demands or other exigencies are not always predictable. It has been with this in mind that the staff of the Commission has for several years taken the position that an open-end company should not acquire restricted securities when the securities to be acquired, together with other such assets already in the portfolio, would exceed 15 per cent of the company's net assets at the time of acquisition.” ).

does not believe, however, that the Commission’s limit on illiquid investments requires a fund to sell its illiquid securities in the event the fund holds more than 15% of its assets in such securities due to an increase in the aggregate value of its illiquid securities and/or a decline in the aggregate value of its other portfolio securities. Instead, the Fund believes that the Commission’s precedent requires a fund’s adviser to monitor portfolio liquidity on an ongoing basis and to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. The Fund further believes that this view is consistent with standard industry practice. As a result, the Fund has not revised the requested disclosure.

*     **

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in the Amendment in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

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 Id. (“The Commission, however, is of the view that a prudent limit on any open-end company's acquisition of restricted securities, or other assets not having readily available market quotations, would be 10 per cent. When as a result of either the increase in the value of some or all of the restricted securities held, or the diminution in the value of unrestricted securities in the portfolios, the restricted securities come to represent a larger percentage of the value of the company's net assets, the same valuation and liquidity questions occur. Accordingly, if the fair value of restricted holdings increases beyond 10 per cent, it would be desirable for the open-end company to consider appropriate steps to protect maximum flexibility." (emphasis added)). Investment Company Act Release No. 18612 (March 12, 1992) (“In addition [to valuation responsibilities], the Commission expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.” (emphasis added)). See also Investment Company Act Release No. 13380 (July 11, 1983): (Providing that in the event that changes in the portfolio or other external events cause a money market fund’s investments to exceed ten percent of the fund's net assets, the Commission’s limit on illiquid investments “would not force the fund to liquidate any portfolio instrument where the fund would suffer a loss on the sale of that instrument.” (emphasis added)).

 “Valuation and Liquidity Issues for Mutual Funds,” Investment Company Institute, (February 1997), at pages 52-53.